Exhibit 1

Management Discussion and Analysis

        The following management discussion and analysis of results of operations and financial position should be read in conjunction with the consolidated financial statements and notes for the fiscal years (FY) ended April 30, 2004 and April 30, 2003. This following discussion and analysis contains forward-looking statements that relate to future events or our future financial performance or results. In addition, these forward-looking statements include, but are not limited to, statements regarding our plans, objectives, expectations and intentions. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties set forth in the section entitled "Risks and Uncertainties." You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so.

        Our financial statements are prepared and filed in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Note 23 to our consolidated financial statements sets out the differences between accounting principles generally accepted in the United States ("U.S. GAAP") and Canadian GAAP that would affect our financial statements. Our financial statements have historically been reported in Canadian dollars. Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency since U.S. dollar denominated operations represent an increasingly significant portion of our operations. Accordingly, the change of our reporting currency from the Canadian dollar to the U.S. dollar reduces our exposure to foreign currency translation adjustments. Comparative financial information for the fiscal year ended April 30, 2003 has been recast as if the U.S. dollar had always been used as our reporting currency, and financial information has been translated into U.S. dollars for all periods presented. As used in this discussion, and unless the context otherwise requires or unless otherwise indicated, all references to "Geac," "we," "our," "the Company" or similar xpression refer to Geac Computer Corporation Limited and its consolidated subsidiaries. All dollar amounts herein are expressed in U.S. dollars unless otherwise noted, and references to "FY" are references to our fiscal year end, which ends on April 30 of each year.

        On February 3, 2004 our common shares were registered under the Securities and Exchange Act of 1934 and began trading on the NASDAQ National Market under the ticker symbol "GEAC." Our common shares also continue to be listed on the Toronto Stock Exchange under the ticker symbol "GAC."

OVERVIEW

        Geac is the software solution for the Chief Financial Officer. Whether there is a need to do more with less as a result of an increasingly competitive environment or as a result of regulatory pressure, Geac provides best-in-class technology solutions for the issues confronting the Chief Financial Officer.

        We are a leading global provider of software solutions for business performance management, providing customers worldwide with financial and operational technology solutions to improve their business performance in real time. Geac Performance Management (GPM) is an integrated product suite that we offer for business performance management that enables companies to bolster their effectiveness by tightening the linkage between business strategy formulation and operational execution. Our software solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, time capture, budgeting, financial consolidation, management reporting and analysis and enterprise resource planning applications for manufacturing, distribution, and supply chain management. We also provide industry specific applications (ISA) tailored to the real estate, restaurant, property management, local government and construction marketplaces, and for libraries and public safety agencies. In addition, we resell computer hardware and software, and provide a broad range of professional services, including application hosting, consulting, implementation services, and training worldwide.

        To deliver these products and services, we employed approximately 2300 people worldwide on April 30, 2004 compared to approximately 2500 on April 30, 2003. On April 30, 2004, 16% of our employees were in sales and marketing, 27% in services, 23% in support, 22% in research and development and 12% in corporate services.

        Today we assist many of the largest companies in the world who rely on our software applications for their financial transaction analysis and operational processing.

GEAC GROWTH STRATEGY

Software Revenue Growth

        We intend (i) to extend relationships with our existing customers by improving the productivity and return on investment of our customers' existing business processes with new products that build stems on our and Internet frameworks, and (ii) to attract new customers by delivering a suite of software solutions that can be integrated with their existing enterprise application systems. In both cases, we target our software solutions to the Chief Financial Officer of customers to help improve business performance utilizing their existing information technology investments. We need to continue to identify compelling products that expand upon and complement our existing suite of performance management products and then employ a combination of three strategies to aggregate those complementary target product offerings: build, buy and partner. Each component of the build, buy and partner strategy is critically important for us to achieve our growth strategy. We believe that if we are successful in achieving new product offerings from organic development or acquisitions and we develop partnerships to enhance our product offerings, sales and/or services, these objectives may be fulfilled and new software license revenue will likely increase. Software license revenue is the principal driver for support revenue and professional services revenue and therefore needs to increase as a percentage of the revenue mix to generate total revenue growth. Furthermore, our ability to increase software license revenue is an essential component in offsetting the attrition in maintenance contract renewals we have experienced in the past and that we expect to continue.

Build: Organic Growth

        Selling new software licenses has and will continue to play an important role in our growth strategy. During FY 2004, we continued to focus on growing our business organically along key product lines, which resulted in revenue growth in several of our legacy products with sales to both new and existing customers. We need to continue to invest in new product development so we can offer our customers a portfolio of performance management solutions. To maintain revenue growth momentum, we also announced several complementary products at our recently held annual user conference, including Geac Compliance, SmartStream 7.0, and Enterprise Intelligence.

        Software license sales growth has contributed to an increase in the demand for our professional services. In response, we have broadened our service offerings, expanded our delivery model, and created a "best practices" consulting group. Our integrated technology solutions deliver more value and utility to our customers by combining new products, product expansions, product integrations and practical business services.

  Value for Maintenance—In the second quarter of FY 2004 we introduced a value-based maintenance offering, which delivers new technology to users of our mainframe software products that simplifies the web-enablement of, and integration with, Geac and non-Geac systems. The new program was rolled out to existing Geac E and M Series customers coming up for maintenance renewal in the third quarter of FY 2004. An important component of this program is an initiative that offers multiple years of support services including incentives to encourage customers to extend beyond our typical one-year maintenance contract. At April 30, 2004, 40 renewing E and M series customers had elected to participate in the Value for Maintenance (VFM) program, representing approximately 15% of the total renewal dollars since the program was launched. An additional 18% of customers in the renewal pipeline are evaluating the VFM program. We expect to continue to refine the VFM program as we receive customer feedback and expect more of our customers to make the transition to this program as they renew their maintenance contracts.

  Hosted Application Offering—We have expanded our delivery model by broadening the availability of our application service provider (ASP) offerings across certain products within our GPM suite. We currently provide hosting solutions in America, Europe and Australia across a range of product lines for some applications and are also assessing the expansion of hosted offerings across additional product lines. Our hosted solutions represent one of several application delivery and deployment options that we offer our customers as part of our commitment to provide customers with effective solutions that are flexible, easier to implement, and competitively priced. The increase in ASP offerings also has an effect on our revenue recognition: while perpetual licenses are generally recognized at the beginning of the contract when they meet the criteria described in the critical accounting policies, ASP offerings are recognized on a straight-line basis over the life of the contract. Thus, the dollar value of an ASP contract may be larger than a combined license and maintenance contract, although less revenue may be recognized in the first year after the contract is executed.

Product Expansion

        Geac System21—System21 Aurora, our next generation ERP system for the iSeries with real-time business process management capabilities, continues to attract customers for us in the mid-market ERP sector. During the fourth quarter of FY 2004, System21 closed approximately 230 deals contributing to 29.2% revenue growth attributable to software license sales over the fourth quarter of FY 2003 and 6.2% growth from FY 2004 compared to FY 2003 for this product suite. Also during the fourth quarter of FY 2004, System21 Aurora was enhanced with integrated reporting and analysis and budgeting functionality derived from GPM.

        Geac Library Solutions—Continuing to build upon the momentum it established earlier in FY 2004, in the fourth quarter of FY 2004 Geac Library Solutions won a dozen new license, maintenance and service contracts, including two new customers for Vubis Smart, our next-generation library automation system. Revenue for FY 2004 grew by 4.5% compared to FY 2003 revenue for this product suite.

        Geac Local Government—Focused on opportunities in Australia and New Zealand, Geac Local Government has been awarded contracts with 10 councils (municipalities or counties) during FY 2004 to replace their existing land information systems (LIS). Most recently, the City of Auburn (Australia), home to the majority of the Sydney Olympics sporting venues purchased our LIS, named Pathway PPR. In addition, the City of Melbourne (Australia) acquired additional Pathway PPR modules to undertake their PINS3 (Penalty Infringement Notice System) project, to expedite processing of approximately 450,000 parking tickets per year. By delivering products to meet the unique demands of government customers, revenue for FY 2004 increased by 28% compared to FY 2003 revenue for this product suite; however, new license revenue in this business increased only modestly year over year.

Buy: Growth Through Acquisitions

        On August 6, 2003, we acquired Comshare Incorporated ("Comshare"), a leading provider of Business Performance Management software for planning, budgeting, forecasting, financial consolidation, management reporting and analysis—the MPC product line. Our current GPM software sales pipeline continues to include our legacy customers, which underscores a critical component of our acquisition strategy—the ability to sell newly acquired GPM products into our legacy customer accounts worldwide. During FY 2004, we closed several GPM sales with existing customers, including planning and expense management applications.

        GPM is an integrated product suite that enables companies to bolster their effectiveness by tightening the linkage between business strategy formulation and operational execution. GPM can be integrated with many general ledger, ERP, CRM, and other applications provided by us and other software vendors, including SAP, PeopleSoft, Oracle, and Lawson. As part of our growth strategy we have begun to integrate GPM solutions into some of our existing ERP product offerings in both the EAS and ISA segments. In the third quarter of FY 2004, we integrated GPM with the Enterprise Server software and this integrated offering is gaining traction with our Enterprise server customers. In FY 2005, we plan to integrate GPM into our Anael, SmartStream, System21, Libraries, Local Government and Commercial Systems product suites.

        In Q4 of FY 2004, we announced new releases of the MPC, our planning, budgeting, forecasting, financial consolidation, and management reporting and analysis software, and Expense Management solutions within the GPM product family. These new releases offer existing and potential customers greater functionality and flexibility, such as, the ability to submit or approve an employee expense report from any Web-enabled device.

Partner: Key Relationships

        During FY 2004, we were successful in leveraging an existing partnership between Comshare and Microsoft® to encompass most of our major product lines in all regions. We are working with Microsoft® to develop joint marketing and sales programs within the business performance management market. We expect to receive focused technical, marketing and sales support from Microsoft®. In turn, we intend to utilize our experience and credibility providing technology-based solutions to financial executives, to assist Microsoft® in expanding its opportunities within the finance function of enterprises.

        During FY 2004, we also leveraged our relationship with Lombardi Software and its expertise in business process design to develop a Sarbanes Oxley (SOX) compliance tool. The SOX certification cycle has created a growing demand for remediation activity as businesses try to extract value from their significant investment in regulatory compliance. There are two types of SOX compliance software offered by Geac: (1) applications that streamline processes and workflow allowing a company to reach scalable repeatable processes and (2) software to assist in making the SOX certifications.

        Finally, during FY 2004 we partnered with Information Builders to develop our Enterprise Intelligence offering, an enhanced reporting solution for our E Series and M Series customers.

        Subsequent to FY 2004, we announced a new alliance relationship with American Express Tax and Business Services Inc. (AMEX TBS). Under the terms of the agreement, AMEX TBS will now offer GPM to its North American customers. Our alliance with AMEX TBS will combine the financial services expertise of AMEX TBS with our technology strengths to extend GPM to a broader audience.

        RESULTS OF OPERATIONS

Twelve Months Ended April 30, 2004 compared to the Twelve Months Ended April 30, 2003

(all dollar figures in tables are presented in thousands of U.S. dollars)

Revenue

	For the year ended April 30
			$ change from 2003	% Change from 2003
	2004	2003
Software	$65,190	$49,380	$15,810	32.0%
Support and services	355,019	328,472	26,547	8.1%
Hardware	25,063	30,625	(5,562)	(18.2%)

	$445,272	$408,477	$36,795	9.0%

        Total revenue increased 9.0% to $445.3 million for FY 2004, compared to $408.5 million for FY 2003. This increase is a result of organic revenue growth and the acquisitions of Extensity, Incorporated ("Extensity") and Comshare. We continue to execute on our strategy to increase software revenue as a percentage of our total revenue mix. As a percentage of total revenue, software revenue has increased from 12.1% in FY 2003 to 14.6% in FY 2004. Excluding the increase in support revenue resulting from the acquisitions of Extensity and Comshare and the effect of foreign exchange, support revenue declined $22.3 million or 9.4%. This decline was in line with our expectations. Services revenue increased $2.4 million or 2.9% in FY 2004, compared to FY 2003, excluding the increase in services revenue resulting from the acquisitions of Extensity and Comshare. Our focus shifted away from the lower margin hardware business in FY 2004 and the result was a hardware revenue decrease of $5.6 million or 18.2% from FY 2003. We are not seeking to grow our hardware business, which is a service we provide only to accommodate certain customers.

        For FY 2004 we managed and reported our business on our two major business segments: EAS and ISA. The software products acquired in the Comshare and Extensity transactions are components of the EAS business segment, but may be extended into the ISA business segment in FY 2005. As a result of the integration of the Comshare and Extensity businesses as product lines in the EAS business segment, it is not possible to identify the expense components of the merged businesses separately.

Revenue—Segmented

	For the year ended April 30
			$ change from 2003	% Change from 2003
	2004	2003
EAS	$351,259	$305,156	$46,103	15.1%
ISA	94,013	103,321	(9,308)	(9.0%)

	$445,272	$408,477	$36,795	9.0%

        As a result of the acquisition of Comshare and Extensity, revenue in the EAS segment increased $46.1 million, or 15.1%, from $305.2 million in FY 2003 to $351.3 million in FY 2004. The increase was attributable to growth both in software and support and services revenue. New product lines from the Comshare and Extensity acquisitions contributed $52.2 million to the total revenue for the EAS business segment and, we also experienced organic growth from legacy products such as System21 Aurora. This growth was offset predominantly by a decline in total support revenue of approximately $16.2 million or 9.6%, and a decline in revenue related to the sale of the Northern Ontario division.

        EAS software license sales to new and existing customers, from both newly-acquired and existing software, totalled $54.8 million in FY 2004 compared to $37.4 million in FY 2003. This represents an increase of $17.5 million, or 46.7%, of which $2.4 million was generated from our legacy product suites.

The software products acquired in the Comshare and Extensity transactions represented $15.1 million of total EAS software license sales during FY 2004.

        EAS support and services revenue was $274.9 million in FY 2004, compared to $242.5 million in FY 2003. Support and services revenue generated by the Comshare and Extensity businesses represented $35.4 million of the increase in FY 2004. Therefore, excluding revenue from acquisitions, there was a $3.0 million decrease in EAS support and services revenue attributable to a decline in support revenue from the existing EAS business and foreign exchange. This decline, which was in line with our expectations, was due to attrition in maintenance contract renewals within the various EAS business units. As the integration of the Comshare and Extensity product lines into our other businesses continue, it will not be possible to report the revenue components of the merged businesses separately.

        EAS hardware sales revenue was $21.6 million in FY 2004, compared to $25.3 million in FY 2003. This represents a 14.8% decline in hardware revenue. The decline in EAS hardware sales revenue may continue as a result of our de-emphasis of this low margin business.

        Revenue in the ISA segment decreased $9.3 million or 9.0%, from $103.3 million in FY 2003 to $94.0 million in FY 2004. This $9.3 million decline was primarily attributable to:

  •
  $9.1 million decline in the Interealty business reflecting significant price pressure, customer losses in the core Multiple Listing Service (MLS) application business and the anticipated continuing decline in revenue from the MLS book publishing business;

  •
  $2.2 million decline in the Restaurants business attributable in part to a decrease in hardware sales due to our focus to shift away from this lower margin business; and

  •
  $1.3 million decline in the Construction business which was due to a a legacy software conversion program which expired in FY 2003.

        An increase of $2.7 million in the Local Government business resulting from new installations and higher volumes of professional service engagements partially offset these declines.

Gross Profit

	For the year ended April 30
			% Change from 2003
	2004	2003
Margin on software revenue	88.2%	86.8%	1.4%
Margin on support and services revenue	58.8%	58.4%	0.4%
Margin on hardware revenue	15.7%	15.5%	0.2%

Margin on total revenue	60.7%	58.6%	2.1%

        Gross profit increased by $30.7 million, or 12.8%, from $239.4 million in FY 2003 to $270.2 million in FY 2004 versus an increase of total revenue of 9%. Overall gross profit margins increased from 58.6% in FY 2003 to 60.7% in FY 2004 as a result of higher margin software revenue increasing as a percentage of the revenue mix, a decrease in lower margin hardware sales as a percentage of the revenue mix and cost reductions. However, it is uncertain if such growth will continue in future years. Included in cost of revenue in FY 2004 is $0.3 million in compensation expenses relating to the adoption of the fair value method of accounting for stock options.

        Operating Expenses—Operating expenses increased 6.8% to $197.9 million in FY 2004, compared to $185.3 million in FY 2003. Sales and marketing, product development, and general and administrative expenses increased by $26.6 million primarily as a result of the acquired Extensity and Comshare businesses and the accounting for the fair value of stock options which was adopted in the fourth quarter of FY 2004. Our total operating expenses increased by 6.8% in absolute dollars in FY 2004 compared to FY 2003, while total revenue increased by 9.0%. Therefore, as a percentage of total revenue, operating expenses decreased from 45.4% in FY 2003 to 44.5% in FY 2004.

        In accordance with accounting standards set by the CICA, we elected to adopt Handbook Section 3870 "Stock-based compensation and other stock-based payments" ("Section 3870") in the fourth quarter of FY 2004, and began recording stock-based compensation expense using the prospective method of accounting for stock options, available to companies that adopt Section 3870 in their 2004 fiscal years. Recording the compensation expense related to stock options increased our operating and cost of sales expenses by approximately $2.4 million and decreased Earnings Per Diluted Share ("EPS") by $0.03. The full-year expense was recognized in the fourth quarter; the amount per quarter going forward may be less.

	For the year ended April 30
			$ change from 2003	% Change from 2003
	2004	2003
Sales and marketing	$74,051	$58,730	$15,321	26.1%
Product development	58,805	51,905	6,900	13.3%
General and administrative	62,774	58,420	4,354	7.5%

        Sales and Marketing—Sales and marketing expenses increased by $15.3 million, or 26.1%, in FY 2004. As a percentage of revenue, sales and marketing expenses increased from 14.4% in FY 2003 to 16.6% in FY 2004 reflecting our ongoing expenses from personnel costs and sales and marketing costs intended to drive new software revenue. Sales and marketing expenses may increase in the future as a percentage of total revenue as we focus on growing new software license revenue. Included in sales and marketing expenses in FY 2004 is $0.9 million of compensation expense for the adoption of the fair value method of accounting for stock options.

        Product Development—Product development expenses increased by $6.9 million, or 13.3%, in FY 2004 and increased as a percentage of total revenue from 12.7% in FY 2003 to 13.2% in FY 2004. The increase in product development expenses is primarily attributable to the acquisitions of Extensity and Comshare and our focused organic growth, each of which has contributed to our strategy of build, buy and partner to generate software revenue growth. We expect product development expenses to continue at this rate as we continue to execute on our strategy. Included in product development expenses in FY 2004 is $0.3 million of compensation expense relating to the adoption of the fair value method of accounting for stock options.

        General and Administrative—General and administrative expenses increased by $4.4 million, or 7.5%, in FY 2004. As a percentage of total revenues, general and administrative expenses decreased from 14.3% in FY 2003 to 14.1% in FY 2004. Included in general and administrative expenses in FY 2004, is $0.9 million of compensation expense relating to the adoption of the fair value method of accounting for stock options. Going forward, it is anticipated that general and administrative expenses will be adversely and significantly impacted by new corporate governance regulations and requirements.

        Net Restructuring and Other Unusual Items—During FY 2004, we recorded a net reversal of $5.3 million in net restructuring and other unusual items. The net reversal for the year included $7.0 million in the release of severance, premises, litigation and other reserves set up in prior years that are no longer required. Also included in the net restructuring and other unusual items was a gain of $0.2 million resulting from the sale of assets associated with our Northern Ontario NTC division. These amounts were partially offset by charges of $0.8 million relating to new information obtained on a lease obligation, $0.5 million for severance costs related to the restructuring of our business in North America and $0.6 million for a pension liability relating to our French operations.

        Amortization of Intangible Assets and Goodwill Impairment—Our past acquisitions resulted in the recording of goodwill and other intangible assets that represent the excess of the purchase price paid over the fair value of the net tangible assets acquired. Intangible assets are amortized over periods ranging from one to five years. Amortization of intangible assets, primarily acquired software, was $7.6 million for FY 2004, compared to $1.1 million in FY 2003. This $6.5 million increase is attributable to amortization of intangible assets associated with the Extensity and Comshare businesses, which were acquired in the fourth quarter of FY 2003 and the second quarter of FY 2004, respectively. In accordance with CICA 3062, "Goodwill and Other Intangible Assets," goodwill is reviewed for impairment annually. We completed our review for potential impairment as of February 29, 2004, and concluded that there was no impairment. In FY 2003, we completed the same review and it was determined that goodwill had been impaired by $11.5 million.

        Other Expense—Interest expense increased by $0.8 million in FY 2004. The increase was attributable to the amortization of the financing costs related to the $50.0 million credit facility obtained in FY 2004.

        Income Taxes—Income taxes are accounted for under the liability method, whereby future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are measured using income tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in income tax laws and rates in the period in which the change occurs.

        The provision for income taxes was $13.7 million for FY 2004, compared to $21.3 million for FY 2003. Of the total $13.7 million provision recorded in FY 2004, $6.0 million related to future tax expense and $7.6 million represented cash taxes. Of the total $21.3 million provision recorded in FY 2003, $16.4 million related to future tax expense and $4.9 million represented cash taxes due for the period.

        The effective tax rate for FY 2004 was 19.3%, compared to a rate of 40.1% for FY 2003. When the FY 2003 income before taxes is adjusted for the non-tax deductible goodwill impairment charge of $11.5M (discussed above), the effective tax rate for FY 2003 is reduced to 33.0%.

        The decrease in the effective tax rate from FY 2003 to FY 2004 is due primarily to the release of valuation allowances on future tax assets and release of reserves for tax exposures due to changes in circumstances in various subsidiaries.

        Net Earnings—Net earnings were $57.2 million, or $0.66 per diluted share in FY 2004, compared to $31.9 million, or $0.39 per diluted share in FY 2003. We are organized globally such that many of our expenses are incurred in the same currency as our revenue, which mitigates our exposure to currency fluctuations. Compared to FY 2003, currency fluctuations—primarily attributable to the British Pound Sterling, Euro, and Australian Dollar versus the U.S. Dollar—had the effect of increasing net income by $3.7 million, or $0.04 per diluted share, in FY 2004. This net increase resulted from the positive impact on revenue of $29.3 million, offset by the negative impact on expenses of $25.6 million. The British Pound Sterling, Euro and Australian Dollar appreciated by approximately 10.0%, 17.3% and 24.3%, respectively against the U.S. Dollar in FY 2004.

QUARTERLY RESULTS

        The following table sets forth the unaudited consolidated statements of earnings for each of our last eight fiscal quarters. Our data has been derived from our unaudited consolidated statements of earnings that have been prepared on the same basis as the annual audited consolidated statements of earnings and, in our opinion, include all adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements and notes thereto for FY 2004 and FY 2003. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

Condensed Consolidated Quarterly Statements of Earnings

(in thousands of U.S. dollars, except share and per share data)

	2003				2004
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Total revenues	$101,364	$101,937	$102,588	$102,588	$101,525	$111,467	$116,175	$116,105
Cost of revenues	45,430	41,964	41,863	39,785	40,836	45,142	45,863	43,255
Gross profit	55,934	59,973	60,725	62,803	60,689	66,325	70,312	72,850
Operating expenses	40,585	41,259	42,494	60,914	46,488	50,275	51,108	50,067
Earnings from operations	15,349	18,714	18,231	1,889	14,201	16,050	19,204	22,783
Net earnings	10,480	11,643	12,013	(2,265)	9,407	10,746	14,437	22,576
Basic EPS	0.13	0.15	0.15	(0.03)	0.11	0.13	0.17	0.27
Diluted EPS	0.13	0.15	0.15	(0.03)	0.11	0.13	0.17	0.26

        During FY 2004, we continued to see quarterly year-over-year revenue growth. Though the majority of growth came from our acquisitions, we did experience some organic growth in our business.

        During FY 2004, we also saw an increase in gross profit as a result of higher margin revenue replacing lower margin hardware sales in the revenue mix.

        We continue to see an increase in quarterly operating expenses primarily as a result of our acquisitions. However, operating expenses as a percentage of revenue are decreasing as we integrate our expense management disciplines into the acquired businesses.

        Operating expenses for the fourth quarter of FY 2003 included the impact of restructuring and goodwill impairment charges of $15.8 million. There was no such impairment charge in FY 2004.

        Included in cost of revenues and operating expenses in the fourth quarter of FY 2004 is $2.4 million in compensation expense relating to the adoption of the fair value method of accounting for stock options.

        In FY 2004, net earnings and EPS grew in each consecutive quarter, with the fourth quarter of FY 2004 contributing to the largest portion of the growth for the year. Significant restructuring and unusual items impacted the net earnings and EPS in the fourth quarter of FY 2003. On a quarterly basis, we will continue to focus on operating results, including employee headcount requirements, to reduce the risk of future significant restructuring and unusual item charges.

LIQUIDITY AND FINANCIAL CONDITION

	For the year ended April 30
			$ Change from 2003
	2004	2003
Cash and cash equivalents	$112,550	$89,819	$22,731
Current assets	195,192	179,128	16,064
Total assets	406,903	332,756	74,147
Current liabilities	232,520	233,268	(748)
Long-term liabilities	38,312	23,318	14,994
Total shareholders' equity	136,071	76,170	59,901

        At April 30, 2004, cash and cash equivalents (cash) totalled $112.6 million, compared to $89.8 million at April 30, 2003.

        During the second quarter of FY 2004, we acquired Comshare by way of a cash tender offer for all outstanding shares, followed by a cash merger for a purchase price, excluding acquisition costs, of $53.8 million. Since Comshare had $16.6 million in cash and cash equivalents at the date of acquisition, the net cash outflow resulting from completion of the transaction was $37.2 million plus transaction costs of $1.9 million. As a result, exclusive of an increase of $0.7 million from the effect of foreign exchange rates, cash increased by $22.0 million for FY 2004 compared to FY 2003.

        Total assets increased $74.1 million to $406.9 million at April 30, 2004 compared to $332.8 million at April FY 2003. In addition to the increase in cash and cash equivalents, the remaining increase in total assets was attributable to the increase in goodwill and intangible assets resulting from the acquisition of Comshare during FY 2004.

        Long-term liabilities increased $15.0 million to $38.3 million at April 30, 2004, compared to $23.3 million at April 30, 2003. The majority of the increase was as a result of a defined benefit pension plan obligation of $22.3 million that was assumed as part of the acquisition of Comshare. This was offset by a decrease in restructuring costs and long-term debt.

Net Changes in Cash Flow

	For the year ended April 30
			$ Change from 2003
	2004	2003
Net cash provided by operating activities	$66,618	$29,044	$37,574
Net cash used in investing activities	(41,817)	(23,828)	(17,989)
Net cash (used in)/provided by financing activities	(2,796)	6,589	(9,385)
Effect of exchange rate changes on cash and cash equivalents	726	4,376	(3,650)

Net increase in cash and cash equivalents	$22,731	$16,181	$6,550

        Net cash provided by operating activities increased 129.4% to $66.6 million in FY 2004, compared to $29.0 million in FY 2003. The improvement in net cash flow from operating activities was primarily due to the significant increase in net income for the year. Balance sheet changes for non-cash working capital were affected significantly by acquisitions.

        Net cash used in investing activities increased 75.5% to $41.8 million in FY 2004, compared to $23.8 million in FY 2003. There was an increase in net cash used in investing activities of $39.1 million due to the acquisition of Comshare, compared to the net acquisition of Extensity and EBC, which used $22.7 million in the prior year. In addition, net capital asset acquisitions were $1.6 million higher than in the prior year.

        Net cash used in financing activities was $2.8 million in FY 2004, compared to $6.6 million, which was provided in FY 2003. In FY 2004, we received $2.9 million in proceeds from stock options exercised. This was more than offset by a $2.9 million repayment of long-term debt and deferred financing costs of $2.8 million attributable to the financing costs associated with the Wells Fargo Foothill, Inc. $50.0 million credit facility ("the facility"). As of April 30, 2004, we utilized $1.8 million of the letter of credit sub-facility for general working capital needs. Approximately $48.2 million of the revolving line of credit remains available to us.

CONTRACTS AND COMMITMENTS

        The facility discussed above is collateralized by substantially all of our assets and the assets of certain of our U.S. and Canadian subsidiaries and guaranteed by certain of our U.S., Canadian, UK and Hungarian subsidiaries. The facility is available for our working capital needs and other general corporate purposes and for the needs of our subsidiaries that are parties to the facility agreement.

        We do not enter into off-balance sheet financing as a general practice. Except for operating leases, as disclosed in note 14 to the FY 2004 consolidated financial statements and in accordance with Canadian GAAP, we have no commitments that are not reflected in our balance sheets. Commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on our behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers. In addition, as disclosed in note 13 to the FY 2004 consolidated financial statements, in connection with the acquisition of Comshare, we assumed responsibility for a defined benefit pension plan, which will require continued payments until the plan is fully funded. Except as otherwise disclosed in the financial statements, we do not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on our assets and liabilities at April 30, 2004.

        The following table summarizes our outstanding cash commitments as of April 30, 2004:

	Payments due by period
	Total	Less than 1 Year	1—3 Years	3—5 Years	More than 5 Years
Operating leases	$43,109	$17,400	$16,375	$4,323	$5,011
Capital leases	5,885	603	1,206	1,206	2,870
Future benefit payments	3,685	598	1,213	1,239	635
Long-term debt	4,941	391	818	955	2,777

Total outstanding cash commitments	$57,620	$18,992	$19,612	$7,723	$11,293

RISKS AND UNCERTAINTIES

        This Management Discussion and Analysis, and other reports, statements and other communications to shareholders, as well as oral statements made by our officers or agents, contains forward-looking statements, including statements regarding the future success of our business and technology strategies, and future market opportunities. These forward-looking statements are neither promises nor guarantees but rather are subject to a number of risks and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Some of the risks and uncertainties that may cause such variation are discussed below. You should not place undue reliance on any such forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. You should understand that the sole purpose of discussing these risks and uncertainties is to alert you to certain factors which could cause actual results to differ materially from those described in the forward-looking statements and not to describe facts, trends and circumstances that could have a beneficial impact on the Company's results.

        We operate in a dynamic and rapidly changing environment and industry that involve numerous risks and uncertainties. The following section describes some, but not all, of these risks and uncertainties that may adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not described below or not presently known to us may also affect our business operations. If any of these risks actually occurs, our business, financial condition, or results of operations could be seriously harmed. This section should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, and the other parts of Management's Discussion and Analysis of Financial Condition and Results of Operations

We have had losses in the past and may not maintain our current profitability in the future. The trading price of our common shares may fall if we fail to maintain profitability or generate sufficient cash from operations.

        We generated net earnings of $57.2 million and $31.9 million for the years ended April 30, 2004 and 2003, respectively. Although we had net earnings for the past three years, we had a net loss of $169.4 million for the year ended April 30, 2001. Our losses have resulted principally from costs incurred to realign our global operations and as a result of the conclusion that the goodwill we carried on our consolidated balance sheet was impaired. We expect to continue experiencing fluctuations in our operating results and cannot assure sustained profitability.

        As we grow our business, we expect operating expenses and capital expenditures to increase correspondingly, and as a result, we will need to generate significant revenue to maintain profitability. We may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods. If our revenues decline as they have in past years, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect our business.

        In FY 2003, we recorded goodwill impairment and net restructuring and other unusual items of $15.1 million related to significant write-downs of goodwill and intangible assets, as well as to restructuring efforts intended to reduce costs and more efficiently organize our operations.

        We periodically review the value of acquired intangibles and goodwill to determine whether any impairment exists and could write-down a portion of our intangible assets and goodwill as part of any such future review. We also periodically review opportunities to more efficiently organize operations, and may record further restructuring charges in connection with any such reorganization. Any write-down of intangible assets or goodwill or restructuring charges in the future could affect our results of operations materially and adversely.

Our revenues and operating results fluctuate significantly from quarter to quarter, and the trading price of our common shares could fall if our revenues or operating results are below the expectations of analysts or investors.

        Our revenues and operating results fluctuate significantly from quarter to quarter. Historically, our revenue in the third quarter of each fiscal year, our quarter ending January 31, has benefited from year-end budget cycles and spending, and we have generated less revenue, and collected less cash, during our first and second fiscal quarters of each year, our quarters ending July 31 and October 31, due in part to the European summer holiday season. These historical patterns may change over time. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenue in that quarter in accordance with revenue recognition policies.

        Our quarterly revenues and operating results may fluctuate based on a variety of factors, including the following:

  •
  the timing of significant orders, delivery and implementation of our products;

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  the gain or loss of any significant customer;

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  the number, timing and significance of new product announcements and releases by us or our competitors;

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  our ability to acquire or develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of our products on a timely basis;

  •
  order cancellations and shipment rescheduling delays;

  •
  patterns of capital spending and changes in budgeting cycles by our customers;

  •
  market acceptance of new and enhanced versions of our products;

  •
  changes in the pricing and the mix of products and services that we sell and that our customers demand;

  •
  the demand for our products and the market conditions for technology spending;

  •
  seasonal variations in our sales cycle (such as lower sales levels typically experienced by our European operations during summer months);

  •
  the level of product and price competition;

  •
  the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

  •
  the geographical mix of our sales, together with fluctuations in foreign currency exchange rates;

  •
  the timing of any acquisitions and related costs;

  •
  changes in personnel and related costs; and

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  legal proceedings in the normal course of business.

        In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of maintenance contracts from customers of our software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, our new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of our control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concernsnew products by us or our competitors.

        If our revenues or operating results fall below the expectations of financial analysts or investors, the trading price of our common shares could fall. As a result of the foregoing factors and the other factors described in this section, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict our future performance.

We experience customer attrition, which could affect our revenues more adversely than we expect, and we may be unable to adapt quickly to such attrition. Any significant reduction in revenues as a result of attrition may result in a decrease in the trading price of our common shares.

        We expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in our customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from us. Customer attrition occurs for a variety of reasons, including a c decision to replace our product with that of a competing vendor, to purchase maintenance or consulting services from a third-party service provider, or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

        To date, we have experienced relatively predictable and stable customer attrition, and have been able, in part, to replace the revenue lost through attrition with new revenue from maintenance contracts and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of our installed systems to compete with those available from others, such as availability from competitors of products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for our maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. Should the rate of customer attrition exceed our expectations, we may be unable to replace the lost revenue or to reduce our costs sufficiently or in a timely enough fashion to maintain profitability. In such circumstances, higher than expected customer attrition could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to realize our growth strategy if we are unable to identify other suitable acquisition opportunities.

        We believe that our future success depends upon our ability to make additional worthwhile acquisitions to offset the effect of customer attrition, such as our recent acquisitions of Extensity and Comshare. If we cannot make additional worthwhile acquisitions, our revenues and stock price will likely decline. We cannot be certain that we will be able to identify additional suitable acquisition candidates available for purchase at reasonable prices, to consummate any acquisition. When evaluating an acquisition opportunity, we cannot assure you that we will correctly identify the risks and costs inherent in the business that we are acquiring. In addition, to achieve desired growth rates as we become larger, acquisition candidates are likely to be larger and may continue to include public companies. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. If we were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of our available cash resources could be used.

Our inability to successfully integrate other businesses that we acquire may disrupt our operations or otherwise have a negative impact on our business.

        We made one acquisition in FY 2004 and two acquisitions during FY 2003. We made numerous acquisitions prior to FY 2002, including eleven during FY 2000. We are frequently in formal or informal discussions with potential acquisition candidates and may make additional acquisitions of, or large investments in, other businesses that offer products, services, and technologies that we believe would complement our products and services. Integration of our completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management's attention from, and lure to successfully integrate the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from businesses that we acquire; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

        Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect. Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies;

unanticipated costs or liabilities; and other factors. If we are unable to integrate future acquisitions successfully, our business and results of operations could be adversely affected.

The loss, cancellation or delay of orders by our customers could harm our business.

        The purchase of some of our products, particularly our EAS products, and the related professional services may involve a significant commitment of resources and costs for our customers. As a result, our sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures. For these and other reasons, the sales cycle associated with the license of our products, renewal of maintenance agreements, and sale of related professional services varies substantially from contract to contract and customer to customer. The sales cycles for our products vary by product and application, and may range up to a year or more for large, complex installations. We may experience delays over which we have no control and which further extend that period. During the process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies. If we are unsuccessful in generating offsetting revenues during these sales cycles, our revenues and earnings could be substantially reduced or we could experience a large loss. Any significant or ongoing failure to ultimately achieve sales as a result of our efforts, or any delays or difficulties in the implementation process for any given customer could have a negative impact on our revenues and results of operations.

Demand for our products and services fluctuates rapidly and unpredictably, which makes it difficult for us to manage our business efficiently and can reduce our gross margins, profitability and market share.

        We depend upon the capital spending budgets of our customers. World economic conditions have in the past adversely affected our licensing and maintenance revenue. We believe that the continued weakness in our revenues from sales of new licenses of our enterprise applications systems is consistent with the experience of other participants in our industry. If economic or other conditions reduce our customers' capital spending levels, our business, results of operations, re has been a financial severe worldwide downturn in information technology spending over the last few years, and any growth in our markets will depend on a general recovery in information technology spending. Growth prospects for our existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems. Currently, we believe that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

        In addition, the purchase and implementation of our products can constitute a major portion of our customers' overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions. Prolongation of the current economic downturn or other difficulty in the economies where we license our products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on our business, financial position, operating results, or cash flows. In particular, our financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where we derive a substantial portion of our revenue.

We face significant competition from other providers of enterprise applications software and systems, which may reduce our market share or limit the prices we can charge for our systems and services.

        The enterprise resource planning market in which we compete is maturing and is deeply penetrated by large independent software suppliers, such as Microsoft, Oracle Corp., Hyperion, Cognos, Outlooksoft, Cartesis, Lawson Software, PeopleSoft, Inc., SAP AG, SSA and Intentia, and many other suppliers selling to small and mid-sized customers. As a result, competition is intense, and significant pricing pressure exists. The intensity of this competition increases as demand for products and services, such as those offered by us, weakens. To maintain and to improve our competitive position, we must continue to develop and to introduce, in a timely and cost effective manner, new products, product features, and services. In addition, we expect that a substantial portion of our revenue will continue to be derived from renewals of annual maintenance contracts with customers of our software applications. Although we have experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for our maintenance services, as customers could either decide to replace our software applications with a competitor's applications or to enter in to a maintenance contract with a third party to service their software.

        We anticipate additional competition as other established and emerging companies enter the market for our products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to that of our products that are based on older technology. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share. In addition, variances or slowdowns in our new licensing revenue may negatively impact our current and future revenue from services and maintenance, since such services and maintenance revenues typically depend on new license sales.

Our competitors may have advantages over us that may inhibit our ability to compete effectively.

        Many of our competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than we do. The products of some of our competitors are based on more advanced product architectures or offer performance advantages compared with our more mature EAS and ISA products. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than we are able to do. Many competitive factors affect the market for our products and our ability to earn maintenance, professional services and new license revenue. Some of these factors are: vendor and product reputation; expertise and experience in implementing products in a particular customer'swnership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability. Our inability to compete effectively based on any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. Not all of our existing products compete equally well with respect to each of these factors. To the extent that we conclude that one or more of our existing products is unable to compete effectively, we may reduce the amount of product development, sales and marketing and other resources that we devote to that product. This could result in customer dissatisfaction and a more rapid than anticipated rate of customer attrition and decline in revenues from that product, each of which could have a material adverse effect on our business, results of operations, and financial condition.

Our business may be impacted by the recent consolidation trend in the software industry.

        There is a recent trend in the software industry generally, and the enterprise resource planning segment specifically, towards the consolidation of the participants within the industry and between segments. This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than we do. As a result of this consolidation trend and the fact that there may be fewer participants in the industry or in each segment, competition may increase and pricing pressure on our products may intensify. Industry participants with a broader range of product offerings may be better able to meet customers'ition, as a result of this trend, customers' buying patterns may be impacted. The uncertainty se customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced. We believe that, to the extent we are unable to capitalize on this consolidation trend, it could have a material adverse effect on our business, results of operations, and financial condition.

Our rapid growth through acquisitions has placed significant demands on our management resources and operational infrastructure. Any failure to manage growth effectively may lead to a disruption in our operations and a resulting decline in profitability.

        In recent years, we have experienced substantial growth, primarily through acquisitions, which have significantly expanded our operations. We have made 33 acquisitions between May 1, 1996, and April 30, 2004, and plan to continue to make acquisitions in the future. This growth and expansion have placed, and will continue to place, a significant demand on our management resources. To manage growth effectively, we must maintain a high level of quality, efficiency and performance and must continue to enhance our operational, financial, and management systems and to attract, to train, to motivate and to manage employees. We may not be able to effectively manage this expansion, and any failure to do so could lead to a disruption in our business, a loss of customers and revenue, and increased expenses. Any such decline in profitability could lessen the trading price of Geac common shares.

Potential divestitures may reduce revenues in the short term and create uncertainty among our employees, customers and potential customers, which could harm our business.

        We have in the past divested, and may in the future consider divesting certain portions of our business. Any divestitures would result in a short-term reduction in revenue and could harm our results of operations if we were not able to reduce expenses accordingly or to generate offsetting sources of revenue. To the extent that our consideration of these potential divestitures became known prior to their completion, we could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase our products and services during this period. In addition, we might face the risk that we may be unable to retain qualified personnel within that business division during this period. These risks could prevent us from successfully completing on favourable terms, or at all, divestitures that would otherwise be beneficial to us, and may in the process weaken business divisions subject to consideration for divestiture that are not, in fact, divested. Any of these events could result in a loss of customers, revenues, and employees and could harm our results of operations.

Our international operations expose us to additional risks, including currency-related risk.

        We are subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. We derived more than 95 percent of our total revenue from sales outside Canada in each of FY 2004 and FY 2003. Our most significant international operations are in the United States, the United Kingdom, and France, which are the only countries in which our revenues constituted more than 10 percent of our total worldwide revenues during FY 2004 and FY 2003. Historically, our Canadian sales and expenses have been denominated in Canadian dollars, and our non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions. Effective May 1, 2003, we adopted the U.S. dollar as our reporting currency. To date, we have not used forward, exchange contracts to hedge exposures denominated in non-U.S. currencies, or any other derivative financial instrument for trading, hedging, or speculative purposes.

        Revenues and expenses generated in foreign currencies are translated at exchange rates during the month in which the transaction occurs. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations, and financial condition. In addition, fluctuations in exchange rates could affect the demand for our products. Additional risks we face in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Seasonal trends in sales of our software products may result in periodic reductions in our cash flow and impairment of our operating results.

        Seasonality in our business could result in our revenues or cash flows in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues or cash flows. Our revenues and operating results in our January quarter have tended to benefit from customer spending related to calendar year end budget cycles. The greatest number of our maintenance contract renewals occur on a calendar year basis. Accordingly, cash receipts from maintenance contract renewals are highest in the January quarter and lowest in the July and October quarters. These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change and become more diverse. Our European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets. For example, our July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season.

        Impact of geopolitical and other world or local events may have a significant effect on our operations.

        Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of our normal operations and may disrupt the domestic and international travel of our sales and other personnel. In addition to the general uncertainty that these events or the perceived threat of these events could have on the demand for our products and services, the ability of our personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected. The sales cycle for our products includes a period of education for potential customers on the use and benefits of our products and services, as well as the integration of our products and services with additional applications utilized by individual customers. Any disruption in the ability of our personnel to travel could have a material and adverse impact on our ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on our business, results of operations and financial condition. In addition, these events or the perceived threat of these events may require us to reorganize our day-to-day operations to minimize the associated risks. Any expense related to the reorganization of our day-to-day operations, even on a short-term basis, could also have a material adverse effect on our business, results of operations and financial condition.

If we cannot attract and retain qualified sales personnel, customer service personnel, and software developers, we may not be able to sell and to support our existing products or to develop new products.

        We depend on key technical, sales, and senior management personnel. Many of these individuals would be difficult to replace if they were to leave our employment. In addition, our success is highly dependent on our continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees. Competition for qualified employees is particularly intense in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. Our failure to attract and to retain the necessary qualified personnel could seriously harm our operating results and financial condition.

        Our future growth depends, in part, upon our ability to develop new products and to improve existing products. Our ability to develop new products and services and to enhance our existing products and services will depend, in part, on our ability to recruit and to retain top quality software programmers. If we are unable to hire and to retain sufficient numbers of qualified programming personnel, we may not be able to develop new products and services or to improve our existing products and services in the time frame necessary to execute our business plan.

Our executive officers are critical to our business, and these officers may not remain with us in the future.

        Our future success largely depends on the continued efforts and abilities of our executive officers. Their skills, experience, and industry contacts significantly benefit us. Although we have employment and non-competition agreements with Charles Jones, our President and Chief Executive Officer; Donna deWinter, our Chief Financial Officer; James Travers, President, Geac Americas; and Timothy Wright, our Chief Technology Officer and our Chief Executive of Europe and Asia-Pacific; we cannot assure you that they, or our other executive officers will all choose to remain employed by us. If we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business, operating results, and financial condition could be harmed. We do not maintain key-man life insurance on any of our employees.

The market for our software products is characterized by rapid technological advances, and we must continually improve our technology to remain competitive.

        Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry. Our current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of our products are difficult to estimate. Accordingly, we believe that our future success depends upon our ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on our ability to enable our products to work in conjunction with other products from other suppliers that our customers may utilize. Our failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition. We may be unable to respond on a timely basis to the changing needs of our customer base, and the new applications we design for our customers may prove to be ineffective. Our ability to compete successfully will depend in large measure on our ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our software products with evolving computer hardware and software platforms and operating environments. We cannot assure you that we will be successful in these efforts. In addition, competitive or technological developments and new regulatory requirements may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments. If we were required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

        We may be unable to develop and to maintain collaborative development and marketing relationships, which could result in a decline in revenues or slower than anticipated growth rates.

        As a part of our business strategy, we have and intend to continue to form collaborative relationships with other leading companies to increase new license revenue. We believe that our success will depend, in part, on our ability to maintain these relationships and to cultivate additional corporate alliances with such companies. We cannot assure you that our historical collaborative relationships will be commercially successful, that we will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to us on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, we cannot assure you that parties with whom we have established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, our products, be acquired by our competitors resulting in the termination of our relationship or experience financial or other difficulties that lessen their value to us and to our customers. Our financial condition or results of operations may be adversely affected by our failure to establish and maintain collaborative relationships.

We may become increasingly dependent on third party software incorporated in our products, and, if so, impaired relations with these third parties, errors in third-party software, or inability to enhance the software over time could harm our business.

        We incorporate third party software into our products. Currently, the third-party software we use includes several products from IBM, including Websphere Application Server, Websphere Commerce Suite, HACP, and MQSeries. Other third-party software incorporated by us in our products includes Impromptu, FRx Professional Edition and Enterprise Edition, NetManage Rumba, Applix iSales, Jacada, Brio Brio.Report, Rogue Wave Software Tools.h++, FileNET Panagon, Captaris RightFax, Microsoft Clearlead, Microsoft.net, Lombardi TeamWorks, IBI WebFOCUS, John Galt Forecasting, Pervasive Pervasive.SQL, Inxight Hyperbolic Tree, Summit BasciScript, application server software licensed from BEA Systems, off-line database software from Pointbase, off-line client server software from Pumatech, synchronization software from Aether Systems, reporting software from Business Objects, and Java Web Start from Sun Microsystems. We may incorporate additional third party software into our products as we expand our product lines. The operation of our products would be impaired if errors occur in the third-party software that we license. It may be more difficult for us to correct any errors in third-party software because the software is not within our control. Accordingly, our business would be adversely affected in the event of any errors in this software. Furthermore, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software.

We may be unable to protect our proprietary technology and that of other companies we may acquire, which could harm our competitive position.

        We have relied, and expect to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect our proprietary rights. Despite our efforts to protect our proprietary rights in our intellectual property and that of other companies we may acquire, unauthorized parties may attempt to copy aspects of our products or to obtain information we regard as proprietary. Policing unauthorized use of our technology, if required, may be difficult, time consuming, and costly. Our means of protecting our technology may be inadequate.

        Third parties may apply for patent protection for processes that are the same as or similar to our processes or for products that use the same or similar processes as our products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and to use information that we regard as proprietary. Third parties may also independently develop similar or superior technology without violating our proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

        We believe that trademark protection is an important factor in establishing product recognition. Our inability to protect our trademarks from infringement could result in injury to any goodwill, which may be developed in our trademarks. Moreover, we may be unable to use one or more of our trademarks because of successful third-party claims.

        Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although we believe that our products and technology do not infringe proprietary rights of others, litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights. Any claims or litigation can be time consuming and expensive regardless of their merit. Infringement claims against us could cause product release delays, require us to redesign our products or to enter into royalty or license agreements that may not be available on terms acceptable to us, or at all.

Product development delays could harm our competitive position and reduce our revenues.

        If we experience significant delays in releasing new or enhanced products, our position in the market could be harmed and our revenue could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of our current or future products to conform to customer and industry requirements.

Our software products may contain errors or defects that could result in lost revenue, delayed or limited market acceptance, or product liability claims with substantial litigation costs.

        As a result of their complexity, software products may contain undetected errors or failures when entering the market. Despite testing performed by us and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products. In these circumstances, we may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in our products could result in negative publicity and a loss of, or delay in, market acceptance of those products, which could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by us. The consequences of these errors and failures could have a material adverse effect on our business, results of operations, and financial condition.

        Because many of our customers use our products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to our customers. Our customers or other third parties could seek to recover damages from us in the event of actual or alleged failures of our products or the provision of services. We have in the past been, and may in the future continue to be, subject to these kinds of claims. Although our license agreements with customers typically contain provisions designed to limit our exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs. Accordingly, any such claim could have a material adverse effect upon our business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

The hosting services of our AppCare service, Extensity products, and Interealty subsidiary are dependent on the uninterrupted operation of our data centers. Any unexpected interruption in the operation of our data centers could result in customer dissatisfaction and a loss of revenues.

        The hosting services offered by our AppCare remote application management service, Extensity products, Anael, Local Government and Interealty subsidiary depend upon the uninterrupted operation of our data centers and our ability to protect computer equipment and information stored in our data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of our data centers were to become inoperable for an extended period we might be unable to provide our customers with contracted services. Although we take what we believe to be reasonable precautions against such occurrences, we can give no assurance that damaging events such as these will not result in a prolonged interruption of our services, which could result in customer dissatisfaction, loss of revenue and damage to our business.

        In addition, if customers determine that our hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or, if for any other reason, customers fail to accept our hosted products for use on the Internet or on a subscription basis, our business will be harmed. As a provider of hosted services, we expect to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which we are responsible. Any such lapse in security could expose us to litigation, loss of customers, or otherwise harm our business. In addition, any person who is able to circumvent our security measures could misappropriate proprietary or confidential customer information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Our failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm our business, operating results and financial condition.

        As Internet commerce evolves, we expect that federal, provincial, state or foreign agencies will adopt regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for our products and services.

Our shareholder protection rights plan may discourage take-over attempts.

        We have adopted a shareholder protection rights plan, pursuant to which one right for each Geac common share has been issued. The rights represent the right to purchase, subject to the terms and conditions of the rights plan, Geac common shares that would have the effect of diluting the interests of potential acquirers. The rights plan may have an anti-take-over effect and discourage take-over attempts not first approved by our board of directors or made in accordance with the terms of the plan.

Our subsidiary, Extensity, is the target of a securities class action complaint, which may result in substantial costs and divert management attention and resources.

        Extensity, a subsidiary that we acquired in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters. The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings. The plaintiffs seek an unspecified amount of damages. The plaintiffs and issuer parties have entered into a memorandum of understanding to settle all claims, which would be funded by the issuers' insurers. The settlement is subject to a number ies and the of conditions, Court. This action may divert the efforts and attention of our management and, if determined adversely, could have a material impact on our business, financial position, results of operations and cash flows.

We may be required to delay the recognition of revenue until future periods, which could adversely impact our operating results.

        We may have to defer revenue recognition due to several factors, including whether:

  •
  we are required to accept extended payment terms;

  •
  the transaction involves contingent payment terms or fees;

  •
  the transaction involves acceptance criteria or there are identified product-related issues; or

  •
  license agreements include products that are under development or other undelivered elements.

        Because of the factors listed above and other specific requirements for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We may have exposure to additional tax liabilities.

        As a multinational corporation, we are subject to income taxes as well as non-income based taxes, in Canada, the United States and various foreign jurisdictions and our tax structure is subject to review by numerous taxation authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. In the ordinary course of a global business, there are many intercompany transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be different from what is reflected in our historical income tax provisions and accruals, and any such differences may materially affect our operating results for the affected period or periods.

        We also have exposure to additional non-income tax liabilities. We are subject to non-income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in Canada, the United States and various foreign jurisdictions. We are regularly under audit by tax authorities with respect to these non-income taxes.

Terrorist attacks or hostilities could harm our business.

        Actual or threatened terrorist attacks or military actions, and events occurring in response to those developments, may reduce the amount, or delay the timing, of capital expenditures by corporations for information technology. Accordingly, we cannot be assured that we will be able to increase or maintain our revenue. In addition, any increase in terrorist activity or escalation of military action may disrupt our operations or the operations of our customers, which could adversely affect our business, financial condition or operating results.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

        To comply with the Sarbanes-Oxley Act of 2002, as well as recent changes to stock exchange standards, we may be required to hire additional personnel, make additional investment in our infrastructure and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our future premiums for our various insurance policies, including our directors' and officers' insurance policies, could be subject to increase. Proposed changes in the accounting rules could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

        The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual amounts may differ from these estimates under different assumptions or conditions.

        Our significant accounting policies are fully described in Note 2 to our consolidated financial statements. However, certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

        Revenue Recognition.    Revenue consists primarily of software licenses fees, maintenance fees, and professional service fees. Support and service revenue is comprised of professional services revenue from consulting, implementation and training services related to our products; and maintenance and technical support subscriptions, which also includes software upgrades and enhancements. We recognize revenue in accordance with the current rules that have been prescribed for the software industry under Canadian generally accepted accounting principles. Revenue recognition requirements are very complex and are affected by interpretations of the rules and industry practices, both of which are subject to change. We follow specific and detailed guidelines in measuring revenue; however, certain judgments and current interpretations of rules and guidelines affect the application of our revenue recognition policy.

        Software license revenue is comprised of license fees charged for the use of our products licensed under single or multiple year arrangements in which the fair value of the license fee is separately determinable from maintenance and/or professional services. For license arrangements that do not require significant modifications or customization of the software, we recognize software license revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, and collection of the resulting receivable is probable.

        One of the critical judgments we make is our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis. As a result, the timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time that the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

        When a license agreement includes one or more elements to be delivered at a future date and vendor specific objective evidence ("VSOE") of the fair value of all undelivered elements exists, we use the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. VSOE for all elements of an arrangement is based upon the normal pricing and discounting practices for those elements when sold separately, and for maintenance services, is additionally measured by the renewal rate. We are required to exercise judgment in determining whether VSOE exists for each undelivered element and to determine whether and when each element has been delivered. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we recognize in a particular period.

        Maintenance revenue consists of fees charged for customer support on our software products post-delivery, which are determinable based upon VSOE of the fair value. Maintenance fee arrangements include ongoing customer support and rights to product updates "if and when available." Customer payments for maintenance are generally received in advance and are non-refundable. Maintenance revenue is deferred and recognized on a straight-line basis as support and services revenue over the life of the related agreement, which is typically one year.

        Professional service revenue consists of fees charged for product training and consulting services, which are determinable based upon VSOE of the fair value. When license arrangements include professional services, the license fees are recognized upon delivery, provided that (1) the criteria described above for delivery have been met, (2) payment of the license fees is not dependent upon the performance or acceptance of the services, (3) the services are not essential to the functionality of the software, and (4) VSOE exists on the undelivered services. When professional services are not considered essential, which has been the case in the majority of our license arrangements, we recognize time and materials service contracts as the services are performed. Fixed price professional services contracts are recognized on a proportional performance basis as determined by the relationship of contract costs incurred to date and the estimated total contract costs, which are regularly reviewed during the life of the contract, subject to the achievement of the agreed upon milestones. In the event that a milestone has not been achieved, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone.

        Revenue from fixed price professional service contracts is recognized on a proportional performance basis which requires us to make estimates and is subject to risks and uncertainties inherent in projecting future events. A number of internal and external factors can affect our estimates, including the nature of the services being performed, the complexity of the customer'slogy environment and the utilization and efficiency of our professional services employees. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. If we do not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when we receive final acceptance from the customer.

        For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. We estimate the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the milestone has been accepted by the customer. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. To date, we have had no contracts accounted for using the percentage of completion method.

        Valuation of Identifiable Goodwill and Other Intangible Assets.    We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

        Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather it is periodically assessed for impairment. We perform an annual review in the fourth quarter of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired.

        We test goodwill for impairment annually or more frequently if circumstances indicate that impairment may exist. Goodwill is tested for impairment at the "reporting unit level" ("reporting unit") in accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets." A "reporting unit" is a group or business for which discrete financial information is available and that have similar economic characteristics. Our impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value, our review process uses the cash flow method and is based on a discounted future cash flow approach that uses estimates including the following for the reporting units: revenue, based on expected growth rates; estimated costs; and appropriate discount rates based on our weighted-average cost of capital. Significant management judgment is required in the forecasting of future operating results, which are used in the preparation of the projected discounted cash flows and should different conditions prevail, material write-downs of goodwill could occur.

        We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

        Accounting for Income Taxes.    Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, the level of profitability, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize ust estimate future tax assets our income taxes in each of the jurisdictions in which we operate on a quarterly basis. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet.

        We record a valuation allowance to reduce our future tax assets recorded on our balance sheet to the amount of future tax benefit that is more likely than not to be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, there is no assurance that the valuation allowance will not need to be increased to cover additional future tax assets that may not be realizable. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Any increase in the valuation allowance could have a material adverse impact on our income tax provision and net income reflected in our consolidated statement of operations in the period in which such determination is made.

        Restructuring.    We have accrued restructuring charges for lease commitments for the various facilities that we have vacated or plan to vacate, net of estimated projected sublease income. The assumptions we have made are based on the current market conditions in the various areas we have vacant space, and necessarily entail a high level of management judgment. These market conditions will often fluctuate greatly due to such factors as changes in property occupancy rates, rental prices charged for comparable properties and general economic conditions. These changes could materially affect our accrual. If, in future periods, it is determined that we have over accrued restructuring charges for the consolidation of facilities, the reversal of such over-accrual would have a favorable impact on our financial statements in the period during which this was determined and would be recorded as a credit to restructuring costs. Conversely, if it is determined that our accrual is insufficient, an additional charge would have an unfavorable impact on our financial statements in the period this was determined.

        Accounts Receivable.    We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, we record specific bad debt reserves to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt on a small portion of all other customer balances based on a variety of factors, including the length of time that the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. As of April 30, 2004 our allowance for doubtful accounts was $11.5 million.

        Contingencies.    We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of the uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and, if necessary, revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

SELECTED ANNUAL INFORMATION

        The following information is provided to give a context to the broader comments elsewhere in this report.

Three year financial highlights

(in thousands of U.S. dollars, except share and per share data)

	Years Ended April 30,
	2004	2003 (1)	2002 (2)
Consolidated Statement of Earnings Data:
Total revenues	$445,272	$408,477	$457,286
Total cost of revenues	(175,096)	(169,042)	(208,393)

Gross profit	270,176	239,435	248,893
Operating expenses	(197,938)	(185,252)	(192,762)

Earnings from operations	72,238	54,183	56,131
Other expense, net	(1,398)	(969)	(429)

Earnings from operations before income taxes	70,840	53,214	55,702
Income taxes	(13,674)	(21,343)	(21,929)

Net earnings	$57,166	$31,871	$33,773

Basic net earnings per common share	$0.68	$0.40	$0.46
Diluted net earnings per common share	$0.66	$0.39	$0.45
Weighted average number of common shares used in computing basic net earnings per share ('000s)	84,645	80,152	73,130
Weighted average number of common shares used in computing diluted net earnings per share ('000s)	86,233	81,695	75,784

Consolidated Balance Sheet Data:
Cash and cash equivalents	$112,550	$89,819	$73,638
Current assets	195,192	179,128	156,165
Total assets	406,903	332,756	305,096
Current liabilities	232,520	233,268	257,809
Total liabilities	270,832	256,586	270,970
Shareholders' equity	136,071	76,170	34,126

Consolidated Statement of Cash Flows Data:
Cash provided by operating activities	$66,618	$29,044	$52,871
Cash used in investing activities	(41,817)	(23,828)	(3,967)
Cash (used in)/provided by financing activities	(2,796)	6,589	3,330

(1)
Certain figures were restated to conform to the fiscal year 2004 presentation.

(2)
For fiscal year 2002, the selected financial highlights from the statement of earnings have been translated into U.S. dollars at the weighted average quarterly rates. The selected financial highlights from the consolidated balance sheet have been translated into U.S. dollars at the April 30, 2002 closing rate. The selected financial highlights from the statement of cash flows have been translated into U.S. dollars at the average rate for fiscal year 2002.